UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2018

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On November 21, 2018, the Registrant provided notice of an Annual and Extraordinary General Meeting of Shareholders to be held on December 26, 2018 (the “Meeting”), for the purpose of approving certain resolutions required to consummate a merger and other transactions as described in such notice, as well as other resolutions.

Attached hereto and incorporated by reference herein is the Registrant’s Amendment to Notice of Meeting which reschedules the Meeting from December 26, 2018 to December 27, 2018. The agenda for the Meeting as well as the record date for the Meeting will not change. In addition, attached hereto and incorporated by reference herein are the Registrant’s Proxy Statement and Proxy Card for the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.05, of the Registrant at the close of trading on the Nasdaq Capital Market on November 26, 2018, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting, Proxy Statement and Proxy Card attached to this Form 6-K of the Registrant are incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Amended Notice of Meeting for the Annual and Extraordinary General Meeting of Shareholders to be held on December 27, 2018.
99.2	Proxy Statement for the Annual and Extraordinary General Meeting of Shareholders to be held on December 27, 2018.
99.3	Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on December 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo Interim Chief Executive Officer

Date: December 6, 2018